January 9, 2012

Sent via Electronic Mail

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 5546

Washington, D.C. 20549–5546

Attn: Mr. Duc Dang

E-mail: dangd@sec.gov

Attn: Mr. Kevin Woody

E-mail: woodyk@sec.gov

Re: World Monitor Trust III – Series J (the “Trust” or “Series J”)

Form 10-K for fiscal year ended December 31, 2010

Filed March 18, 2011

Form 10-Q for period ended September 30, 2011

Filed November 14, 2011

File No. 0-51651

Dear Mr. Dang:

Thank you for your review of the Form 10-K for fiscal year ended December 31, 2010 and the Form 10-Q for the period ended September 30, 2011 for World Monitor Trust III Series J on behalf of Kenmar Preferred Investments Corp. We have reviewed the comments in your letter dated December 22nd and have responded below:

SEC Comment 1:

Form 10-K for fiscal year ended December 31, 2010

Item 1. Business, page 4

The Trading Advisors and Trading Vehicles, page 5

1.	In future filings, briefly discuss the trading strategy or focus of each trading advisor or advise. In addition to the fee terms disclosed, please discuss the duration, termination, and allocation provisions of the trading advisor agreements.

World Monitor Trust III – Series J

Response to SEC Comment 1:

Request noted for future filings.

SEC Comment 2:

Form 10-K for fiscal year ended December 31, 2010

Item 1. Business, page 4

900 King Street, Suite 100 — Rye Brook, NY 10573 — Tel: 914.307.7000 — www.kenmar.com — Email: info@kenmar.com

NEW YORK             VIRGINIA             SINGAPORE

The Trading Advisors and Trading Vehicles, page 5

2.	We note the managing owner terminated the accounts with GLC and Graham during the reporting period. In future filings, please discuss the reasons for terminating a trading advisor.

World Monitor Trust III – Series J

Response to SEC Comment 2:

Request noted for future filings. As a general matter the Managing Owner may terminate any current Advisor or select new Trading Advisors from time to time in its sole discretion in order to achieve the goals of the portfolio.

SEC Comment 3:

Item 1A. Risk Factors, page 6

(23)	Forward Contracts, Swaps, Hybrids and Other Derivatives are Not Subject to CFTC Regulations, page 13

3.	In future filings, please discuss the principal terms of the OTC instruments/ agreements used and clarify whether they are based on an industry standard master agreement. Please tell us why you have not identified the counterparties to such agreements.

World Monitor Trust III – Series J

Response to SEC Comment 3:

Request noted. There is limited use of OTC instruments by the Trading Advisors but where used, the contracts are governed by industry standard ISDA Master Agreements. These OTC instruments are limited to foreign exchange related contracts. Counterparties currently include UBS Securities LLC, UBS AG, Newedge USA, LLC and Newedge Group SA. Counterparties are approved based upon their credit quality and policies and procedures to ensure proper segregation and custody of customer assets.

SEC Comment 4:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 30

Results of Operations, page 38

4.	In future filings, please disclose each trading advisors contribution to your increase in NAV per interest and the allocation of your assets to each trading advisor at the end of the reporting period.

900 King Street, Suite 100 — Rye Brook, NY 10573 — Tel: 914.307.7000 — www.kenmar.com — Email: info@kenmar.com

NEW YORK             VIRGINIA             SINGAPORE

World Monitor Trust III – Series J

Response to SEC Comment 4:

Request noted for future filings. We will provide an analysis comparing the manager’s allocation weight with the manager’s contribution in NAV per interest.

SEC Comment 5:

Item 15. Exhibits, Financial Statement Schedules

Exhibits 31.1 and 31.2

5.	In future filings, please provide your officer certifications pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 exactly as prescribed by Item 601(b)(31) of Regulation S-K.

World Monitor Trust III – Series J

Response to SEC Comment 5:

Request noted for future filings of the 10-K. The Form 10-Q for the period ended September 30, 2011 was in compliance.

SEC Comment 6:

Form 10-Q for the period ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 30

6.	We note the significant fluctuations in certain of your investment line items per your statements of financial condition. Please tell us the basis for such changes in asset allocation. For instance, please detail to us the change in the composition of ‘Cash and cash equivalents’ as well as ‘Investments in securities, at fair value’ as of December 31, 2009, December 31, 2010, and September 30, 2011. Refer to Item 303(b)(1) of Regulation S-K.

World Monitor Trust III – Series J

Response to SEC Comment 6:

We note your comment in regards to fluctuations in certain investment line items in the statements of financial condition. The basis of the change is in relation to investing non-margin assets (listed as Cash and cash equivalents) into investment funds (listed as Investments in securities, at fair value) which invest primarily in (i) U.S. government securities (which include any security issued or guaranteed as to principal or interest by the United States), (ii) any certificate of deposit for any of the foregoing, including U.S. treasury bonds, U.S. treasury bills and issues of agencies of the United States government, (iii) corporate bonds or notes, or (iv) other instruments permitted by applicable rule and regulations.

Finally in connection with our response, World Monitor Trust III – Series J acknowledges that:

a.	World Monitor Trust III—Series J is responsible for the adequacy and accuracy of the disclosures in the filing.

900 King Street, Suite 100 — Rye Brook, NY 10573 — Tel: 914.307.7000 — www.kenmar.com — Email: info@kenmar.com

NEW YORK             VIRGINIA             SINGAPORE

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

c.	World Monitor Trust III - Series J may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or issues, please do not hesitate to contact me directly at 914-307-7040 or by e-mail at dspohr@kenmar.com.

Thank you for your attention to this matter.

Sincerely,

WORLD MONITOR TRUST III – SERIES J, By its Managing Owner,

KENMAR PREFERRED INVESTMENTS CORP.

By:	/s/ David K. Spohr
Name:	David K. Spohr
Title:	Senior Vice President and Director of Fund Administration

900 King Street, Suite 100 — Rye Brook, NY 10573 — Tel: 914.307.7000 — www.kenmar.com — Email: info@kenmar.com

NEW YORK             VIRGINIA             SINGAPORE